UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock

(Title of Class of Securities)

501572 200

(CUSIP Number of Common Stock Underlying Warrants)

Paul Russo

Chief Executive Officer

Kyto Technology and Life Science, Inc.

13050 La Paloma Road

Los Altos Hills, CA 94022

Telephone: 650-204-7896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Terence Kelly, Esq.

Anthony Epps, Esq.

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 857-1717

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$9,580,002	$888.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 4,790,001 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $2.00 per share of common stock, which represents the average of the high and low sales price of the common stock on March 30, 2022.

(2)	Calculated by multiplying the transaction value by .0000927

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $888.07	Filing Party: Kyto Technology and Life Science, Inc.
Form or Registration Number: Schedule TO	Date Filed: April 1, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Exercise Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 1, 2022, as amended on April 22, 2022, this “Schedule TO”), relating to an offer by Kyto Technology and Life Science, Inc. (“Kyto” or the “Company”) to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock, dated April 1, 2022 (the “Offer to Amend and Exercise”), which together with the Form of Election to Participate and Form of Notice of Withdrawal constitute the “Offering Materials.”

This Amendment No. 2 extends the Expiration Date of the Offer to Amend and Exercise from May 2, 2022 at 5:00 p.m. (Pacific Time) to May 16, 2022 at 5:00 p.m. (Pacific Time), unless further extended or terminated by the Company. Throughout the Schedule TO, the Offer to Amend and Exercise and the other Offering Materials, all references to the Expiration Date of the Offer to Amend and Exercise are hereby amended to refer instead to May 16, 2022 at 5:00 p.m. (Eastern Time).

As of 5:00 p.m. (Pacific Time) on May 2, 2022, 1,596,667 Original Warrants exercisable for an aggregate of 1,596,667 shares of common stock and, pursuant to the Offer to Amend and Exercise, a total of 4,790,001 shares of common stock (including 1,596,667 shares referenced above) under the Offer to Amend and Exercise have been tendered and not withdrawn.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

(1)(B)	Offer to Amend and Exercise Warrants to Purchase Common Stock

(1)(C)	Form of Election to Participate

(1)(D)	Form of Notice of Withdrawal

(5)(A)	Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended March 31, 2021, 2020 and 2019 (as filed with the SEC on August 10, 2022 and amended on August 12, 2022 and incorporated herein by reference)

(5)(B)	Report on Form 10-Q for the quarter ended December 31, 2021 (as filed with the SEC on February 2, 2022 and incorporated herein by reference)

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	None.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

Date: May 4, 2022	By:	/s/ Paul Russo
	Name:	Paul Russo
	Title:	Chief Executive Officer

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